SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
AMENDMENT NO. 1
FORM 6-K/A
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated July 15, 2005
_______________
AngloGold Ashanti Limited
(Exact name of Registrant as specified in its charter)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117)
Marshalltown, 2107
South Africa
(Address of principal executive offices)
______________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  X          Form 40-F ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes ___      No    X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes ___     No     X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:
Yes ___    No      X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
N/A

Explanatory Note
This Form 6-K/A amends our Abridged Annual Report for the year ended December 31,
2004 furnished to the Securities & Exchange Commission (the “Commission”) on Form 6-K on
March 30, 2005, in order to replace the condensed consolidated U.S. GAAP financial statements furnished therewith with revised condensed consolidated U.S. GAAP financial statements derived from the financial statements filed with our Form 20-F for the year ended December 31,
2004, as filed with the Commission on July 15, 2005. No attempt has been made in this Form
6-K/A to modify or update other disclosures presented in the original Form 6-K being amended, except as described in the preceding sentence. This Form 6-K/A does not reflect events occurring after the filing of the original Form 6-K it amends. Information not affected by the replacement described in the first sentence hereof is unchanged and reflects the disclosure made at the time of the original submission of the Form 6-K to the SEC on March 30, 2005.
Accordingly, this Form 6-K/A should be read in conjunction with our filings with and submissions to the SEC subsequent to the filing of the original Form 6-K being amended, including any amendments to those filings or submissions.

04
Abridged
Annual
Report

Scope of the report
This Abridged Report 2004 presents a summary of the operating and financial results for the period 1 January 2004 to 31 December 2004.
The information has been drawn from the Annual Report 2004, which has been prepared in accordance with International Financial Reporting
Standards and US Generally Accepted Accounting Practice. The latter only applies to the financial statements which are prepared in compliance with the New York Stock Exchange regulations. The financial statements have also been prepared in line with the South
African Companies Act No. 61 of 1973 and the Listings Requirements
of the JSE Securities Exchange South Africa (JSE). The guidelines of the King Report on Corporate Governance, 2002 have also been taken into account. The Annual Report is submitted to the JSE, as well as to the London, New York, Ghana and Australian stock exchanges and the
Paris and Brussels bourses. It is also submitted to the US Securities and Exchange Commission (SEC) on a Form 6-K.
The most significant event of the past year was the business combination of AngloGold Limited (AngloGold) with Ashanti Goldfields
Company Limited (Ashanti). The establishment of AngloGold Ashanti
Limited (AngloGold Ashanti) was effective on 26 April 2004 when the former Ashanti operations were incorporated into the group. For reporting purposes, the effective reporting period for the combined operation began on 1 May 2004. The former Ashanti operations are therefore reported in this report for an eight-month period only, that is,
May-December 2004.
Mineral Resources and Ore Reserves are reported in line with the
South African Code for Reporting of Mineral Reserves and Resources
(SAMREC 2000) and the Australasian Code for Reporting of
Exploration Results, Mineral Resources and Ore Reserves (JORC
2004). Competent persons in terms of all these codes have prepared, reviewed and confirmed the Mineral Resources and Ore Reserves as reported in this publication. The Annual Report contains a summary of the Mineral Resources and Ore Reserves. A more detailed
breakdown that includes plans is available separately in a
supplementary statistics document.
In addition, AngloGold Ashanti has for the second year produced a
Report to Society in conjunction with the Annual Report to ensure a comprehensive understanding of all aspects of the group. The Report to Society seeks to explain and assess the economic, social and environmental responsibilities and performance obligations the company believes it has to its stakeholders, who include shareholders, employees, employee representatives and the communities in which it operates, as well as regional and national governments.
Both the Annual Report 2004 and the Report to Society 2004 are available online on the company’s website at www.anglogoldashanti.com, as is the supplementary document on group Mineral Resources and Ore
Reserves. These documents are also available on CD or in a printed version, and can be requested from the contacts listed at the end of this report.
Throughout this document, US dollar, dollar or $ refers to US dollars, unless otherwise stated.
Certain forward-looking statements
Certain statements contained in this document including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations and the outcome and consequence of any pending litigation proceedings reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government action, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to the risk factors as detailed in the corporate governance section of this Annual Report 2004. In addition to this publication, AngloGold Ashanti has produced an annual report on
Form 20-F, which was filed with the US Securities and Exchange Commission (SEC) on or about 30 March 2005, for the year ended 31 December 2004.

ANGLOGOLD ASHANTI ABRIDGED ANNUAL REPORT 2004
Key features
2
Letter from the chairman and the deputy chairman
4
Letter from the chief executive officer and the president
5
Business overview
6
Directorate and executive management
8
Corporate governance
10
One-year forecast – 2005
12
Summarised group operating results
13
Directors’ approval
14
Secretary’s certificate
14
Report of the independent auditors
15
Group income statement
16
Group balance sheet
18
Group cash flow statement
19
Group statement of changes in equity
20
US GAAP condensed consolidated financial statements
22
Condensed reconciliation between IFRS and US GAAP
26
Shareholders’ diary
28
Administrative information
29
Contents

Key features 2004 – financial
·
Average dollar gold spot price 13% higher than 2003 at $409 per ounce
·
Received gold price increased by 9% to $394 per ounce
·
Adjusted operating profit down by 22% to $434 million
·
Capital expenditure up by 30% to $585 million
·
Adjusted headline earnings down by 7% to $263 million
·
Total dividend for the year of R3.50 per share, or $0.56 per ADS
·
Hedge book restructured for more exposure to higher dollar gold price
2004
2003
Average for year Closing rate Average for year Closing rate
R/$ 6.4368 5.6450 7.5516 6.6679
A$/$ 1.3570 1.2776 1.5406 1.3275

ANGLOGOLD ASHANTI ABRIDGED ANNUAL REPORT 2004
·
Combining the operations of AngloGold with those of Ashanti
·
Gold production up 8% to 6.05 million ounces, largely as a result of the business combination
·
Total cash costs rise 25% to $268 per ounce as dollar weakens against operating currencies
·
Ore Reserves up 25% to 79 million ounces and Mineral Resources 3% higher at 218 million ounces as at the end of December 2004
Key features 2004 – operational

Letter from the chairman and the deputy chairman
Dear Shareholder
The year ended 31 December 2004 was operationally generally sound, except for the newly acquired Ashanti mines, but financially challenging.
Although gold production was higher than the previous year, largely as a result of the business combination with Ashanti, and the received price of gold increased by $31 per ounce, lower grades and higher costs driven by the oil price, mining contractor costs and stronger operating currencies pushed adjusted headline earnings 7% lower and, consequently, the dividend was substantially reduced. Additionally, the company’s hedge book, which has served us very well in the past during periods of a weaker spot price, presented us with further challenges in the face of a sustained stronger gold price and a restructure of the hedge book was commenced at the end of
December and completed in January 2005.
The average spot price for gold of $409 per ounce for 2004 was
$46 per ounce stronger than the average price for 2003 and the final quarter of the year saw a spot gold price of $457 per ounce, the highest price in almost 17 years. The driving influence of positive investor sentiment, which appears to be behind this sustained improvement, remained the weakening of the dollar and continued political uncertainty in the Middle East.
The physical market for gold during 2004 showed some encouraging moves in the important markets of Turkey and Vietnam and sustained demand in India. In China, for the first time in several years, sales of gold jewellery grew during 2004 due to the introduction to that market of modern, 18- carat gold jewellery product. With these high population economies achieving growth in the high single digits, there seems good reason for cautious optimism about future demand and pricing for all commodities including gold.
It is against this background that AngloGold Ashanti took the decision to lower its mandate for hedging from 50% to 30% of the next five years of production spread over ten years and to restructure its hedge book. The effect of these moves was to increase the proportion of the company’s anticipated 6.5 million ounces of gold production that is exposed to the spot price to 90% in 2005 and
83% in 2006 and to improve the value of remaining forward sales contracts in future years.
Concern that the International Monetary Fund (IMF) might sell part of its substantial gold reserves in order to write down the debt of heavily indebted poorer countries has recently given rise to a degree of uncertainty in the gold market. Such a scheme was previously proposed in 1999; then it seemed to us perverse that an international body such as the IMF should act in a way that would negatively affect gold markets in order to reduce the debt burden of certain developing countries, many of which are significant gold producers. Leading figures in the United States
Congress have already indicated their opposition to any sale of IMF gold and, without the support of the United States at the IMF, such a sale would not be permitted. However, in 1999, a means was derived to realise value from the IMF gold reserves through the revaluation of a portion of the IMF gold holdings, from their low balance sheet value of
$42 per ounce to the spot price for the metal at that time. This achieved the IMF purpose without impacting either the gold market or the price and we urge the IMF to act in a way on this occasion which will achieve its certainly worthwhile objective without severe and negative consequences for gold producing developing economies.
The positive trends in the gold market have also led gold companies to extend their efforts to find and turn to account, tomorrow’s production ounces. In the case of AngloGold Ashanti, this has given rise to a “new frontier” strategy of looking for exploration and acquisition targets outside of the world’s recognised and mature gold regions and to dispose of properties which are unlikely to yield real shareholder returns. In Russia,
AngloGold Ashanti has acquired a share in London-based Trans-Siberian
Gold as an entry point to this region. In China, strategic alliances are being sought to allow the company successfully to extract value from what may well be a prospective region. During the year the company announced joint venture arrangements giving it interests in Laos and the
Philippines. In Mongolia, the company continued to acquire land positions in several prospective areas. In the DRC, exploration drilling has commenced in the gold-rich Ituri region of the north-east of the country.
Finally, faced with the combination of improving physical demand for the product, the likelihood of a sustained higher spot gold price, stronger currencies against the dollar and higher operating costs, the major challenge facing management is to grow margins, improve returns on capital and to continue to reward shareholders. We are confident that the company has strategies in place to meet these challenges during the rest of 2005 and in the years beyond.
RP Edey TJ Motlatsi
Chairman
Deputy chairman
10 March 2005
Russell Edey
James Motlatsi

ANGLOGOLD ASHANTI ABRIDGED ANNUAL REPORT 2004
Letter from the chief executive officer and the president
Dear Shareholder
The most pleasing features of 2004 from an operational point of view were the dramatic improvements in workplace safety in all of our operating regions – lost-time injuries came down by 26% for the year and the rate of fatal accidents by 34%. These numbers are a tribute to the hard work and dedication to a safe working environment on the part of our operating management.
The key strategic event in 2004 for us was the completion of the
AngloGold Ashanti business combination. From the outset, our objective had been to combine the two companies into a long-life, low-cost, high-
margin investment opportunity, bringing together the best that both had to offer, by way of ore bodies, capital and human resources. The business combination was endorsed by the executive, legislative and judicial branches of the Ghanaian government – a critical requirement for a company which is likely to be operating profitably in that country fifty years from now.
Immediately following the completion of the business combination, we reported on the difficulties we were experiencing at Siguiri, our operation in the Republic of Guinea. Discussions between AngloGold Ashanti management and senior government officials on the underlying principles and details of the Convention de Base governing the relationship between the company and the government are proceeding well and we anticipate a workable agreement in the near future.
The positive relationship between ourselves and government here at home in South Africa is also proving to be an advantage in converting our mining rights in terms of the new Act. We realise that we are dealing with unprecedented areas of law and regulation in this process and we continue to have constructive interactions with the Department of
Minerals and Energy to deal with uncertainties which the process reveals.
AngloGold Ashanti has developed a comprehensive education,
counselling and health care response to HIV/AIDS in South Africa.
Education about the nature of this disease and its patterns of transmission is a continuing and comprehensive part of workplace communication. Every AngloGold Ashanti employee has access to several convenient and confidential voluntary counselling and testing
(VCT) facilities. During 2004, some 4,000 employees made use of these centres and some 10,000 employees since the VCT programme began.
700 employees who have tested positive for HIV as part of the VCT programme have enrolled in wellness clinics and participate in an
HIV/AIDS treatment programme and 706 employees are participating in anti-retroviral therapy programmes. The improvement in their state of health and their immune systems is impressive. AngloGold Ashanti hopes to participate in a major vaccine trial during the course of 2005.
Looking ahead to the rest of this year and beyond, we face three key challenges.
First, we must manage our production costs in the face of strong operating currencies, rising mining contractor costs, higher energy prices and high transport charges. The global cost management project underway has already yielded savings in excess of $50 million, with a similar level anticipated for 2005.
Secondly, against a background of what seems now to be a sustained stronger spot gold price, we will continue actively to manage our hedge book in the way which we have effectively done over the past three years and particularly in the last quarter of 2004, when we reduced our level of cover by some 2.2 million ounces, giving us greater exposure to the spot price in the future.
Thirdly, the integration of AngloGold and Ashanti is now effectively complete and we continue to hold the view that the combination will allow us to unlock the potential of both companies. The current operations at
Obuasi continue to present us with a significant challenge but we are confident that we have the strategies and plans in place to ensure a gradual but steady improvement in performance, which we anticipate becoming evident during the course of the year.
AngloGold Ashanti chief operating officer Dave Hodgson and chief financial officer Jonathan Best have indicated their wish to retire during
2005. The board, on the recommendation of its Nominations
Committee, will appoint Srinivasan Venkatakrishnan (Venkat) as chief financial officer from 1 August when Jonathan leaves at the end of July.
In view of the company’s size, the board believes that it is necessary to appoint two chief operating officers (COO), one responsible for operations in Africa, and the other leading those in the Americas and
Australia. Thus when Dave leaves at the end of April, Neville Nicolau will be appointed COO (Africa) and Roberto Carvalho Silva COO (Americas
and Australia) from 1 May.
Dave and Jonathan have made an invaluable contribution to this company over the last ten years. In Venkat, Neville and Roberto, we are fortunate to have three experienced executives to assume these key positions.
The year 2004 was an exciting but challenging one for your company. We remain fully committed to our promise to you to generate competitive returns through the continuous improvement of AngloGold Ashanti’s resources – its people, assets and product.
RM Godsell SE Jonah
Chief executive officer
President
10 March 2005
Bobby Godsell
Sam Jonah

Operations with
brownfields exploration

Sold and/or
closed operations

Greenfields
exploration areas

Exploration alliance areas
and offices

Jerritt Canyon

Cripple Creek

& Victor

Big Springs

Alaska

Canada

U.S.A.

Colombia

Peru

Free State

operations

Serra

Grande

AngloGold
Ashanti
Mineração

Navachab

Cerro Vanguardia

Namibia

SA Operations

Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong

(in development)

Ergo

South Africa

Zimbabwe

DRC

Freda-Rebecca

Tanzania

Geita

Tanami

Union Reefs

Australia

Boddington
(care and
maintenance)

Sunrise Dam

Philippines

Laos

China

Mongolia

Russia

Guinea

Siguiri

Sadiola

Yatela

Morila

Mali

Bibiani
Iduapriem &

Teberebie South

Obuasi

Ghana

Argentina

Brazil

Business overview

Profile and corporate information

AngloGold Ashanti, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company’s 22 operations are located in 10 countries (Argentina,
Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania
and the United States of America), and are supported by extensive exploration activities. The combined Proved and Probable Ore
Reserves of the group amounted to 79 million ounces as at
31 December 2004.

AngloGold Ashanti is listed on stock exchanges world wide – in
Johannesburg (ANG), New York (AU), Australia (AGG) and Ghana (AGA
and AADS), as well as the London Stock Exchange (AGD), Euronext
Paris (VA) and Euronext Brussels (ANG).

Summary of performance in 2004

The group’s gold production in 2004 rose by 8% to 6.052 million ounces, following the combination of the AngloGold and Ashanti operations, and in line with the company’s geographic and orebody diversification strategy. Output from operations outside South Africa, principally from low-cost surface and shallow mines, rose by 27% to
2.973 million ounces.

Capital expenditure for the year rose to $585 million. Of this,
$329 million (56%) was for maintenance capital expenditure and
$256 million (44%) for new projects. Adjusted headline earnings decreased by 7% to $263 million.

The market in 2004

The return of investor interest in gold resulted in a sustained rise in the gold price during the latter half of 2004. The gold price rose almost uninterruptedly for three months to early December to $456.75 per ounce, the highest price in almost 17 years. There was a measure of correction after the price failed to rise above $460 per ounce, and the price ended the year at $435 per ounce, up by 6% from the beginning of 2004. The market has since corrected further to a low of $410 per ounce, but buying interest has returned and the price rally of the past three years appears intact.

The driving influence on investor sentiment was the weakening dollar, particularly against the euro, but also against the Japanese yen. This has been the case also for the past three and a half years and the correlation between the rising dollar spot price of gold and the weakening dollar against the euro reached a remarkable 97% over the three months to December. While this does not mean that other factors do not influence the gold market and the price of gold from time to time, it does underline the primary influence of the health of the US currency on the gold price in the current market cycle.

In this respect, the gold market differs from the parallel cycle of rising base metal and commodity prices, which has also been influenced to some extent by investor buying on the back of a weakening
US currency. However, prices of industrial metals are being driven mainly by Chinese demand at present. The correlation between the gold price and the weak dollar is an important one for the year ahead.
With market commentators and analysts uniformly forecasting a weaker dollar at the end of 2005, these forecasts have translated to a forecast for higher spot prices of gold as well. Any stabilisation or recovery in the US currency would have the opposite effect on the gold price in the current market.

ANGLOGOLD ASHANTI ABRIDGED ANNUAL REPORT 2004
Investment demand remains the instrument through which this
influence on the gold price is manifested. The role played by investors and speculators in gold on the New York Comex has been
supplemented by the launch in the USA of the gold exchange-traded fund, the streetTRACKS Gold Shares. The fund was created by the
World Gold Council in partnership with State Street Global Markets and by early 2005 this fund had purchased on behalf of its investors over
140 tons of physical gold in the market. This level of investment is equal to over 25% of the net long position in gold on the New York Comex.
On the Comex itself, during the year the total open position in gold reached a record high of over 22 million ounces, or 685 tons. The net long position remained consistently strong throughout the final quarter of 2004, although it failed to reach the record high levels seen in early
April.
The average spot price of $409 per ounce for the year was $46 per ounce or 13% stronger than the average for the previous year.
However, the rand strengthened against the dollar by some 15% during this period, and the rand gold price enjoyed no benefit from the higher dollar prices. The gold price in rands at the end of 2004 of R79,442 per kilogram was over 10% (or R9,000 per kilogram) lower than the local gold price at the beginning of 2004, and the average local price of
R84,400 per kilogram for 2004 was 4% lower than the average price in 2003.
Currencies
The recovery in the dollar which began early in the first quarter of 2004 lasted well into the third quarter of the year. For over six months, the
US currency traded mostly between $1.20 and $1.25 to the euro, and reached ¥115 during May 2004. The dollar’s strength during this time was a result largely of purchases of dollar instruments by monetary authorities in China and Japan. As this Asian intervention ended, so did the recovery in the US currency, and the dollar’s devaluation resumed late in the third quarter, and continued unbroken for four months, to close 2004 at almost $1.36 to the euro and at ¥102. By the end of the year, the euro had gained 8% and the yen 5% against the dollar compared to their exchange rates at the beginning of 2004.
The cycle of dollar weakness continued as the market took the view that the challenge of the US budget deficit was unlikely to be resolved and the US currency would have to weaken in order to set in train the economic corrections necessary to reduce the US deficits. This market view was reinforced by the public announcement in mid-November by
Alan Greenspan, Chairman of the US Federal Reserve Bank, that the current account deficit of the US was unsustainable and that the willingness of foreign investors to finance that deficit through investments in the US currency was finite. After this announcement, the
US currency went on to touch a record low of over $1.37 to the euro, and also to lose ground against the yen. With the weaker dollar came a stronger gold price, and the behaviour of gold as a currency trade against the dollar was reinforced. Since the end of 2004, the dollar has recovered somewhat against both the euro and the yen.
The South African rand has strengthened against the dollar by significantly more than the dollar has weakened against other major currencies. At its strongest point against the dollar (at the end of 2004), the rand had gained 17% since the beginning of 2004. The local currency also showed significant volatility during the year. While the rand has been helped in 2004 by the weakening dollar, it has also benefited from strong commodity prices and from sustained investor interest in the
South African economy. In addition, sound economic policies have translated to sustained growth in the country and to a further upgrading of the country’s sovereign risk rating by international ratings agencies.
While the value of the rand remains vulnerable to a recovery in the dollar, or to specific event-driven reactions, it is otherwise likely to sustain its strength against major currencies into 2005.
AngloGold Ashanti believes that the primary driver in gold continues to be strong speculator and investor interest in the metal, driven by a number of fundamental economic circumstances. Among these is the anticipated further decline of the dollar.
The physical market for gold in the first half of 2004 showed some positive adjustment, and some acceptance of higher gold prices. This resulted in a slight recovery in demand and some slippage in supply, and a physical market more in balance for that. In particular, in the important area of demand for gold in jewellery, latest reports show improved offtake in the Middle East (particularly in Turkey) and in South
East Asia (particularly Vietnam), and sustained demand in India. Set against this demand performance, official sales of gold were lower in
2004, due in part to the process of renegotiation and extension of the
Washington Agreement for a further five years, and lower scrap sales.
A further contribution to an improved supply/demand balance is likely to come from rising gold offtake in jewellery in China this year, the first time in several years. This improvement has come with the completion in 2003 of the deregulation of the gold jewellery market in China, and the subsequent introduction by the World Gold Council of modern,
18-carat gold jewellery to metropolitan markets in China. This new product is able to compete with platinum jewellery on price, colour and design and it has been interesting to see growing sales of this new product and a simultaneous fall in platinum jewellery sales in the China mainland market during 2004.
Hedging
As at 31 December 2004, the net delta hedge position of AngloGold
Ashanti was 10.49 million ounces or 326.2 tons, valued at the spot price of gold on that date of $434.70 per ounce. This net delta position reflects a decrease over the year of 4.2 million ounces or
130 tons in the net combined size of the AngloGold Ashanti hedge since the beginning of 2004 and the take-on of the Ashanti hedge in
April 2004. This decrease has been achieved by the active
management of hedge positions quarter by quarter, and a
restructuring and reduction of hedge commitments during the final quarter of 2004. The marked-to-market value of the hedge position as at 31 December 2004 was negative $1.16 billion. The group continues to manage its hedged positions actively and to reduce overall levels of pricing commitments in respect of future gold production by the group.
Outlook for 2005
Production in 2005 is expected to grow to some 6.5 million ounces.
Capital expenditure is expected to be $655 million in 2005, mainly at the South Africa, South America and former Ashanti operations in
Ghana and Guinea.

for the year ended 31 December 2004
Directors and executive management
Executive directors
Mr RM Godsell (52)
BA, MA
Chief Executive Officer
Bobby Godsell was appointed to the AngloGold board as chief
executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He is a non-executive director of Anglo American plc. He is also a past chairman of the World Gold Council.
Mr JG Best (56)
ACIS, ACIMA, MBA
Executive Director: Finance (Chief Financial Officer)
Jonathan Best was appointed finance director of AngloGold in April
1998. He has had 36 years of service with companies associated with the mining industry.
Mr DL Hodgson (57)
BSc (Mining Engineering), BSc (Civil Engineering), BCom,
AMP (Harvard)
Chief Operating Officer
Dave Hodgson was appointed to the AngloGold board in November
2001 as chief operating officer. He was previously executive officer responsible for AngloGold’s South Africa region. He has more than
31 years of mining experience.
Dr SE Jonah KBE (55)
Hon D Sc (Exeter), MSc (Mineral Production Management)
President
Dr Sam Jonah was appointed to the position of chief executive officer of
Ashanti Goldfields Company Limited in 1986. Dr Jonah had an honorary knighthood conferred on him by Her Majesty, Queen Elizabeth II of Great
Britain, in 2003. He became president of AngloGold Ashanti in May 2004.
Mr KH Williams (56)
BA (Hons)
Executive Director: Marketing
Kelvin Williams was appointed marketing director of AngloGold in April
1998. He has 29 years of service in the gold mining industry. He is a director and the immediate past chairman of Rand Refinery and is a director of the World Gold Council.
Non-executive directors
Mr RP Edey (62)
FCA
Chairman and independent non-executive director
Russell Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2002, he was
appointed chairman when Bobby Godsell relinquished this office.
Based in the United Kingdom, he is deputy chairman of NM Rothschild
Corporate Finance and a director of a number of other companies.
Dr TJ Motlatsi (53)
Hon D Soc Sc (Lesotho)
Deputy Chairman and independent non-executive director
James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers
(NUM). He is also chief executive officer of TEBA Ltd.
Mr FB Arisman (60)
MSc (Finance)
Independent non-executive director
Frank Arisman was appointed to the AngloGold board in April 1998. He resides in New York and recently retired, after 32 years of service, from
JP Morgan Chase, where he held the position of managing director.
Mrs E le R Bradley (66)
BSc, MSc
Independent non-executive director
Elisabeth Bradley was appointed to the AngloGold board in April 1998.
She is non-executive chairman of Wesco Investments Ltd, Metair
Investments Ltd and Toyota South Africa (Pty) Ltd and a director of a number of other companies. She is also deputy chairman of the South
African Institute of International Affairs.
Mr CB Brayshaw (69)
CA(SA), FCA
Independent non-executive director
Colin Brayshaw was appointed to the AngloGold board in April 1998.
He is a retired managing partner and chairman of Deloitte & Touche and is a non-executive director of a number of other companies including
Anglo American Platinum Corporation Ltd, Datatec Ltd and Johnnic
Holdings Ltd.
Mr AW Lea (56)
BA (Hons)
Tony Lea was appointed to the AngloGold board in July 2001. He is finance director of Anglo American plc.
Mr WA Nairn (60)
BSc (Mining Engineering)
Bill Nairn has been a member of the AngloGold board since January
2000. He was re-appointed to the board in May 2001, having
previously been alternate director to Tony Trahar. He is a former group technical director of Anglo American plc.
Mr SR Thompson (45)
BA (Hons) (Geology)
Simon Thompson is the chief executive of Anglo American Base Metals
Division. He is also a director of the Anglo American Corporation of
South Africa Ltd, a member of the executive board of Anglo American plc, chairman of the Exploration Division and a member of the executive committee of the Industrial Minerals Division. Simon joined the
AngloGold Ashanti board in 2004.
Mr AJ Trahar (55)
BCom, CA(SA)
Tony Trahar was appointed to the AngloGold board in October 2000.
He is chief executive officer of Anglo American plc.
Mr PL Zim (44)
MCom
Lazarus Zim is chief executive officer of Anglo American Corporation of
South Africa Limited. He is also chairman of Anglo Operations Limited and serves on a number of boards in the Anglo American Group including Anglo American Platinum Corporation Ltd. Lazarus joined the
AngloGold Ashanti board in 2004.

ANGLOGOLD ASHANTI ABRIDGED ANNUAL REPORT 2004
Alternate directors
Mr DD Barber (52)
FCA, AMP (Harvard)
David Barber was appointed alternate director to Julian Ogilvie
Thompson in April 2002 and, following the retirement of Mr Ogilvie
Thompson, was appointed alternate director to Mr Zim in April 2004.
He is finance director of Anglo American Corporation of South Africa.
Mr AH Calver (57)
BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard)
Harry Calver was appointed alternate director to Bill Nairn in May 2001.
He is head of engineering at Anglo American plc.
Mr PG Whitcutt (39)
BCom(Hons), CA(SA), MBA
Peter Whitcutt was appointed alternate director to Tony Lea in
October 2001. He is head of finance at Anglo American plc.
Executive officers
Ms MM Botsio-Phillips (47)
LLB, BL
General Counsel
Merene Botsio-Phillips joined Ashanti Goldfields Company Limited in 1995, and was appointed to the board as executive director – general counsel in
1996. She was admitted to the English Bar in 1979 and is a member of
Gray’s Inns, the Ghana Bar and the International Bar Association.
Mr R Carvalho Silva (53)
BAcc, BCorp Admin
Deputy Chief Operating Officer (International)
Roberto Carvalho Silva joined the Anglo American group in Brazil in
1973 and was appointed president and chief executive officer of
AngloGold South America in January 1999. He became an executive officer of AngloGold in February 2000 and was appointed a deputy chief operating officer in January 2005.
Mr RN Duffy (41)
BCom, MBA
New Business Development
Richard Duffy joined Anglo American Corporation 18 years ago.
He became an executive officer of AngloGold in 1998 and was given the business planning portfolio in November 2000. In 2004, on completion of the business combination of AngloGold and Ashanti, Richard was appointed an executive officer of AngloGold Ashanti.
Ms D Earp (43)
BCom, BAcc, CA(SA)
Corporate Accounting
Dawn Earp joined AngloGold in July 2000 from Anglo American where she held the position as vice president, central finance. Dawn was appointed to the position of executive officer in May 2004.
Mr BW Guenther (52)
BS Mining Engineering
Corporate Technical (Group)
Ben Guenther joined AngloGold as senior vice-president general manager of Jerritt Canyon mine in Nevada. In 2000. He was seconded to AngloGold’s Corporate Office in Johannesburg as head of mining. In
2001, he assumed some responsibilities for safety and health as well as heading up the Corporate Technical Group. Ben was appointed an executive officer in May 2004.
Mr RL Lazare (48)
BA HED
South Africa region
Robbie Lazare was appointed an executive officer in December 2004.
Prior to this he was the general manager of TauTona mine. He has
23 years experience in the mining industry.
Mr SJ Lenahan (49)
BSoc Sc, MSc
Corporate Affairs
Steve Lenahan has been working in the mining industry since 1978 when he started his career at De Beers. He was appointed investor relations executive for AngloGold in 1998 and assumed responsibility for corporate affairs in early 2001.
Mr MP Lynam (43)
BEng (Mech)
Treasury
Mark Lynam joined the Anglo American group in 1983 and has been involved in hedging and treasury since 1990. In 1998, Mark joined
AngloGold as treasurer and was appointed to the positon of executive officer in May 2004.
Mr NF Nicolau (45)
B-Tech (Min.Eng), MBA
Deputy Chief Operating Officer (Africa)
Neville Nicolau became the executive officer responsible for
AngloGold’s South Africa region in November 2001 and was appointed a deputy chief operating officer in January 2005. He has 26 years of mining experience.
Ms YZ Simelane (39)
BA LLB, FILPA, MAP
Managing Secretary
Yedwa Simelane joined AngloGold in November 2000 from the
Mineworkers’ Provident Fund where she was the senior manager of the Fund. Yedwa was appointed to the position of executive officer in
May 2004.
Mr NW Unwin (52)
BA
Human Resources and Information Technology
Nigel Unwin has had many years of experience in the field of human resources. He has been an executive officer since 1999.
Mr S Venkatakrishnan (39)
BCom, A.C.A (ICAI)
Deputy Chief Financial Officer
Srinivasan Venkatakrishnan (Venkat) was the finance director of Ashanti
Goldfields Company Limited from 2000 until the business combination with AngloGold in 2004. Prior to joining Ashanti, Venkat worked as a director in the Reorganisation Services division of Deloitte & Touche in London.
Mr GF Wylie (52)
BSc Honours (Geology), MSc (Mining Engineering), Dip Mgmt
Exploration
Gordon Wylie began his career at Iscor in 1976 before moving to Anglo
American Corporation. In 1998 he became manager, Exploration and
Geology for AngloGold’s global operations. Gordon was appointed to the position of executive officer in May 2004.
Company secretary
Mr CR Bull (58)
BCom
Chris Bull has been employed by the Anglo American Corporation group for 39 years in various company secretarial positions. He was appointed company secretary of AngloGold in 1998 and is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.

Corporate governance
Details on the company’s corporate governance practices are available in the comprehensive Annual Report 2004, which is available in print and in electronic format on the company’s website, www.anglogoldashanti.com
AngloGold Ashanti is a controlled company with its parent company,
Anglo American, holding more than 50% of the company’s issued share capital. The board comprises a unitary board structure of 15 directors who assume complete responsibility for the activities of the company, including the total risk management framework of the company. The board has a written charter that governs its powers, functions and responsibilities. The board contains the mix of skills, experience and knowledge required of a multinational gold company.
Non-executive directors provide the board with invaluable and balanced advice and experience that is independent of management and the executive. The presence of five independent directors on the board, and the critical role they play through representation on key committees such as the Audit and Corporate Governance,
Nominations, Political Donations and Remuneration committees, together with their calibre, experience and standing within the company, ensures that the company’s interests are served by impartial views that are separate of management and shareholders. The five independent directors are: Mr Russell Edey (Board Chairman),
Dr James Motlatsi (Deputy Board Chairman), Mr Frank Arisman,
Mrs Elisabeth Bradley and Mr Colin Brayshaw.
In terms of board policy, a director will qualify as being independent provided AngloGold Ashanti has not, over the preceding year, done business in excess of $10 million or 5% of the company’s treasury business with the employer of that director. Furthermore, in compliance with the Listings Requirements of the JSE Securities Exchange South
Africa (JSE), an independent director must not be a representative of a shareholder who has the ability to control or materially influence management and/or the board; not have been employed by the
company or be the spouse of a person employed by the company in an executive role in the past three years; not been an adviser to the company other than in the capacity as a director of the company; not be a material supplier, customer or have a material contractual relationship with the company; and be free of any relationship that could be seen to materially interfere with the independence of that person. All five independent directors complied with these requirements in 2004 and the board determined that such directors have no material relationship with AngloGold Ashanti.
Audit and Corporate Governance Committee
The Audit and Corporate Governance Committee, inclusive of its chairman, comprises four independent non-executive directors. The committee comprises: Mr Colin Brayshaw (Committee Chairman),
Mr Frank Arisman, Mrs Elisabeth Bradley and Mr Russell Edey. The
board has determined the chairman of the committee, Mr Brayshaw, to be a financial expert as required by the Sarbanes-Oxley Act. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.
The committee and the executive committee consider it unnecessary for the group internal audit manager to report administratively to the chief executive officer, and that she should rather report administratively to the finance director and functionally to the committee. The group internal audit manager has unrestricted access to the chief executive, the board chairman and the chairman of the committee, and is invited to attend and report on her department’s activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, together with her calibre, experience and integrity, enables her to discharge her duties as required by law and in fulfilment of her obligations to the company. The function, duties and powers of the internal audit function, for which the group internal audit manager is responsible, is governed by a formal internal audit charter that has been approved by the committee.
The committee meets regularly with the external audit partner, the group’s internal audit manager, the head of legal services and the corporate accounting manager, to review the audit plans of the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.
The committee is, furthermore, responsible for:
•
the appointment and dismissal of the external auditors; determining and approving external auditors’ fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors including consulting work, and approving non-audit fees to be paid to the external auditors; and ensuring that the external auditors report regularly to the committee;
•
overseeing the internal audit function; receiving regular report back from the group internal audit manager; appointment and dismissal of the group internal audit manager;
•
assessing and reviewing the company’s risk management
framework; and
•
monitoring the group’s corporate governance practices in relation to regulatory requirements and guidelines.
The external auditors also meet with the committee members in the absence of management and the chief executive officer and chief financial officer.

ANGLOGOLD ASHANTI ABRIDGED ANNUAL REPORT 2004
The New York Stock Exchange (NYSE) rules require that the board determine whether a member of the committee’s simultaneous
service on more than three public companies’ audit committees impairs the ability of such a member to effectively serve on a listed company’s audit committee. Mr Brayshaw, the chairman of the
committee, is a member of nine other public companies’ audit committees and is chairman of seven of them. Mrs Bradley is a member of four other public companies’ audit committees and is the chairman of one of them. Mr Brayshaw is a retired managing partner and chairman of Deloitte & Touche, while Mrs Bradley, who is semi-
retired, has considerable financial and accounting experience. The board is confident that the experience, calibre and integrity of both
Mr Brayshaw and Mrs Bradley, together with their regular attendance and active contribution at meetings of the committee, demonstrate their commitment to the company’s affairs and particularly to the deliberations of the committee.
The Nominations Committee
The committee is responsible for determining and recommending eligible candidates for board appointments. The appointment of directors is a matter for the board as a whole but the committee is responsible for determining and recommending suitable candidates to the board. The fit and proper standards policy for directors guides this process.
The committee is also responsible for establishing and reviewing succession plans for members of the board, and particularly that of the chief executive officer and board chairman. The committee comprises six members, five of whom are independent and is chaired by the board chairman. The members are: Mr Russell Edey (Committee chairman),
Mr Frank Arisman, Mrs Elisabeth Bradley, Mr Colin Brayshaw,
Dr James Motlatsi and Mr Tony Trahar.
The Remuneration Committee
The Remuneration Committee is responsible for evaluating the performance of the executive directors and executive officers, and setting appropriate remuneration for such officers of the company. Full details of the company’s remuneration philosophy, the committee’s deliberations during 2004, the remuneration payments for all directors and information on the share incentive scheme is available in the
Remuneration Report on page 84 of the full Annual Report which is available on the company website. The performances of the executive directors are considered relative to the prevailing business climate.
Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. Executive directors have elected to receive no remuneration as directors of the company. The fees of non-executive directors are fixed by shareholders at the annual general meeting, and other than the fees they receive for their participation on board committees and an allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company. The committee
comprises three members, two of whom are independent and is
chaired by the board chairman. The members are: Mr Russell Edey
(Committee chairman), Mr Colin Brayshaw and Mr Tony Trahar.
Disclosures Policy
AngloGold subscribes to a policy of full, accurate and consistent communication in respect of both its financial and operating affairs. To this end the company has adopted a Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders including investors (and potential investors), regulators and analysts.
As the merger with Ashanti Goldfields was completed during the course of 2004, the policy was only adopted in December 2004 in order to align the practices of the merged company. The policy is publicly available from the company website.
Compliance with Section 303A.11 of the NYSE Rules
Section 303A.11 of the NYSE Rules requires a foreign-listed
company on the exchange to identify significant differences between its corporate governance practices and those of a domestic
company listed on the NYSE. The board does not comprise a
majority of independent directors as the company is a controlled company and has adopted a different standard of director
independence as compared with the NYSE standard. The JSE rules only require a sufficient number of independent directors. The NYSE rules require fully independent nominations and remuneration committees. In compliance with JSE rules the company has a
Nominations Committee and a Remuneration Committee. Both
committees comprise solely of non-executive directors, the majority of whom are independent and are chaired by the independent board chairman.
Codes of ethics and whistle-blowing policy
In order to comply with the company’s obligations in terms of the United
States’ Sarbanes-Oxley Act and the South African King Code on
Corporate Governance, and in the interests of good governance, the company has adopted a code of ethics for employees, a code of ethics for senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially report acts of an unethical or illegal nature affecting the company’s interests.
Both codes and the whistle-blowing policy are available on the company website.
Risk management and risk factors
The board of directors assume responsibility for the complete risk management framework of the company and management reports
regularly to the various board sub-committees on significant risk factors affecting the company. Full details of the company’s risk management practices, internal controls and a complete list of the risk factors affecting the company is available under the corporate governance section of the Annual Report 2004, which is available on the company website.

One-year forecast – 2005
Total
South
AngloGold
Africa Argentina
Australia
Brazil
Ghana
Guinea
Mali
Namibia
Tanzania
USA
Ashanti
Gold
Underground operations
Metric tonnes milled – 000 10,744 – 253 1,279 2,399 – – – – – 14,675
Yield
– g/t                    8.01
– 3.48 7.31 5.81 – – – – – 7.51
Produced – oz 000 2,767 – 28 301 448 – – – – – 3,544
Productivity
g/employee 255 – 539 1,117 376 – – – – – 286
Surface and dump reclamation
Metric tonnes treated – 000 10,741 – – – 1,920 – – – – – 12,661
Yield
– g/t                   0.32
– – – 0.45 – – – – – 0.34
Produced – oz 000 112 – – – 28 – – – – – 140
Open-pit operations
Metric tonnes mined – 000 – 18,290 32,144 – 24,346 19,009 17,380 5,399 61,497 – 178,065
Stripping ratio
(1)
– 19.03 6.46 – 4.62 1.12 3.43 3.36 9.22 – 4.99
Metric tonnes treated – 000 – 860 3,337 – 6,649 5,617 3,703 1,252 5,810 – 27,228
Yield
– g/t                        –
7.37 4.06 – 1.55 0.94 3.60 1.99 3.36 – 2.60
Produced – oz 000 – 204 435 – 332 171 428 80 628 – 2,278
Heap-leach operations
Metric tonnes mined – 000 – – – 3,509 – 4,814 5,460 – – 53,528 67,311
Metric tonnes placed
(2)
– 000                      –
– – 219 – 3,308 1,173 – – 18,144 22,844
Stripping ratio
(1)
– – – 15.01 – 0.46 8.07 – – 1.95 2.02
Gold placed
(3)
– kg                        –
– – 652 – 3,232 3,334 – – 11,510 18,728
Yield
(4)
– g/t                        –
– – 2.97 – 0.98 2.84 – – 0.63 0.82
Produced – oz 000 – – – 33 – 93 107 – – 330 563
Total
Gold produced – oz 000 2,879 204 463 334 808 264 535 80 628 330 6,525
Total cash costs – $/oz produced 309 176 286 133 258 291 209 277 253 224 273
Capital expenditure – $m 337 11 48 83 108 10 18 1 29 10 655
(1)
Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.
(2)
Tonnes placed onto leach pad.
(3)
Gold placed into leach pad inventory.
(4)
Gold placed/tonnes placed.
Rates of exchange
R/$ 6.20:1
Australian dollar (A$) A$/$ 0.77:1
Brazilian real (BRL) BRL/$ 2.80:1
Argentinean peso (ARS) ARS/$ 3.00:1

ANGLOGOLD ASHANTI ABRIDGED ANNUAL REPORT 2004
Summarised group operating results
2004
2003
2002
2001
2000
Operating results
Underground operations
Metric tonnes milled
000 13,554 13,047 13,426 17,954 21,293
Yield g/t 7.50 8.03 8.27 8.20 7.96
Produced oz 000 3,270 3,367 3,569 4,734 5,451
Productivity
g/employee
target 270 236 247 219 209
actual 254 228 238 214 193
Surface and dump reclamation
Metric tonnes treated
000 35,800 36,822 38,366 50,355 50,289
Yield g/t 0.31 0.27 0.30 0.32 0.32
Produced oz 000 360 320 365 514 510
Open-pit operations
Metric tonnes mined
000 135,171 125,529 97,030 51,667 22,867
Stripping ratio
(1)
6.34 8.95 6.18 6.93 5.22
Metric tonnes treated 000 18,236 13,967 13,682 15,294 13,332
Yield g/t 3.21 3.43 3.80 2.99 2.41
Produced oz 000 1,884 1,540 1,673 1,469 1,034
Heap-leach operations
Metric tonnes mined
000 71,837 59,507 51,192 34,123 26,253
Metric tonnes placed
(2)
000 22,120 18,265 13,504 11,748 10,269
Stripping ratio
(1)
2.08 2.59 2.63 1.73 1.59
Gold placed
(3)
kg 18,534 14,782 14,228 10,668 8,002
Yield
(4)
g/t 0.84 0.81 1.05 0.91 0.78
Produced oz 000 538 389 332 266 248
Total gold produced oz 000 6,052 5,616 5,939 6,983 7,243
– South Africa oz 000 3,079 3,281 3,412 4,670 5,418
– Argentina oz 000 211 209 179 136 132
– Australia oz 000 410 432 502 508 524
– Brazil oz 000 334 323 299 305 307
– Ghana oz 000 485 – – – –
– Guinea oz 000 83 – – – –
– Mali oz 000 475 577 710 508 289
– Namibia oz 000 67 73 85 87 77
– Tanzania oz 000 570 331 290 273 –
– USA oz 000 329 390 462 496 496
– Zimbabwe oz 000 9 – – – –
Price received $/oz sold 394 363 303 287 308
Total cash costs
(5)
$/oz produced 268 214 150 166 200
Total production costs
(5)
$/oz produced 336 263 192 202 231
Capital expenditure
(5)
$m 585 449 337 382 404
Monthly average number of employees 65,400 55,439 54,042 70,380 84,036
Lost time injury frequency rate 6.54 8.83 8.86 10.55 11.58
Fatal injury frequency rate 0.19 0.29 0.31 0.25 0.23
Rand/dollar average exchange rate 6.44 7.55 10.48 8.62 6.78
Rand/dollar closing exchange rate 5.65 6.67 8.58 11.96 7.58
Australian dollar/dollar average exchange rate 1.36 1.54 1.84 1.93 1.70
Australian dollar/dollar closing exchange rate 1.28 1.33 1.79 1.96 1.80
(1)
Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.
(2)
Tonnes placed onto leach pad.
(3)
Gold placed into leach pad inventory.
(4)
Gold placed/tonnes placed.
(5)
Restated to reflect the change in accounting treatment of ore reserve development expenditure.

Directors’ approval
The annual financial statements and group annual financial statements for the year ended 31 December 2004 which appear in the Annual Report
2004 were approved by the board of directors on 10 March 2005 and signed on its behalf by:
Directors
RP Edey, Chairman
RM Godsell, Chief Executive Officer
JG Best, Executive Director: Finance
CB Brayshaw, Chairman, Audit and Corporate Governance Committee
Managing secretary
Ms YZ Simelane
Secretary’s certificate
In terms of Section 268G(d) of the Companies Act, 1973, I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act, and that all such returns are true, correct and up to date.
Ms YZ Simelane
Managing Secretary
Johannesburg
10 March 2005

ANGLOGOLD ASHANTI ABRIDGED ANNUAL REPORT 2004

Report of the independent auditors
to the members of AngloGold Ashanti Limited

The summarised group financial statements of AngloGold Ashanti Limited set out on pages 16 to 21 have been derived from the annual financial statements of the group for the year ended 31 December 2004.

We have audited the annual financial statements in accordance with statements of South African Auditing Standards. In our report dated 10 March
2005, we expressed an unqualified opinion on the financial statements from which the summarised annual financial statements were derived.

Audit opinion

In our opinion, the accompanying summarised financial statements are consistent, in all material respects, with the annual financial statements from which they were derived.

For a better understanding of the scope of our audit and the company’s financial position, the results of its operations and cash flows for the period, the summarised financial statements should be read in conjunction with our audit report and the annual financial statements from which the summarised financial statements were derived.

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
10 March 2005

for the year ended 31 December 2004
Group income statement
15,922 16,150 Revenue   2,521 2,116
15,264 15,348 Gold income   2,396 2,029
(11,458) (12,933) Cost of sales   (2,022) (1,526)
3,806 2,415 374 503
(273) (331) Corporate administration and other expenses (51) (36)
(139) (100) Market development costs (15) (19)
(283) (283) Exploration costs   (44) (38)
(221) (200) Amortisation of intangible assets   (31) (29)
(327) (8) Impairment of tangible assets   (1) (44)
861 (786) Non-hedge derivative (loss) gain (142) 119
(122) (78) Other operating expenses   (12) (14)
– 9 Other operating income   1 –
(122)                         – Abnormal items   – (19)
3,180 638 Operating profit 79 423
285 285 Interest receivable 44 38
21 59 Other net income   9 3
75 88 Profit on disposal of assets and subsidiaries   13 10
331 – Profit on disposal of investments   – 45
(384) (563) Finance costs and unwinding of decommissioning obligation   (87) (53)
38 10 Fair value gains on interest rate swaps 2 6
3,546 517 Profit before taxation   60 472
(1,080) 174 Taxation   40 (142)
2,466 691 Profit after taxation 100 330
Allocated as follows
2,331 567 Equity Shareholders 81 312
130 124 Minority interest 19 17
5 – Minority interest in abnormal items   – 1
2,466 691 100 330
2003
2004
Figures in million
2004
2003
SA Rands US Dollars
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

ANGLOGOLD ASHANTI ABRIDGED ANNUAL REPORT 2004
Adjustments to operating profit
The operating profit has been adjusted by the following to
arrive at adjusted operating profit:
3,180
638
Operating profit
79
423
273
331
Add: Corporate administration and other expenses
51
36
139
100
Add: Market development costs
15
19
283
283
Add: Exploration costs
44
38
221
200
Add: Amortisation of intangible assets
31
29
327
8
Add: Impairment of tangible assets
1
44
(438)
1,173
Less: Unrealised non-hedge derivatives
202
(63)
122
78
Add: Other operating expenses
12
14
–
(9)
Less: Other operating income
(1)
–
122
–
Add: Abnormal items
–
19
4,229
2,802
Adjusted operating profit
434
559
The profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings and adjusted headline earnings:
2,331
567
Profit attributable to equity shareholders
81
312
221
200
Amortisation of intangible assets

31
29
327
8
Impairment of tangible assets

1
44
(75)
(88)
Profit on disposal of assets and subsidiaries

(13)
(10)
(331)
–
Profit on disposal of investments

–
(45)
(94)
16
Taxation on items above

2
(12)
2,379
703
Headline earnings
102
318
(476)
1,163
Unrealised non-hedge derivatives and fair value gains on
interest rate swaps
200
(69)
230
(222)
Deferred tax on unrealised non-hedge derivatives

(39)
33
2,133
1,644
Adjusted headline earnings
263
282
Earnings per ordinary share (cents)

1,046
226
Basic
32
140
1,042
225
Diluted
32
139
1,068
280
Headline
41
143
957
654
Adjusted headline
105
127
710
350
Dividends declared per ordinary share (cents)

56
101
1.3
1.9
Dividend cover based on adjusted headline earnings
1.9
1.3
2003 2004 Figures in million 2004 2003
SA Rands
US Dollars

as at 31 December 2004
Group balance sheet
Assets
Non-current assets
18,427 33,195 Tangible assets   5,880 2,764
2,749 2,347 Intangible assets   416 412
47 43 Investment in associate   8 7
81 223 Other investments   40 12
47 124 Inventories   22 7
630 1,055 Derivatives   187 94
1,000 601 Other non-current assets   106 151
22,981 37,588 6,659 3,447
Current assets
2,003 2,363 Inventories   419 300
1,461 1,747 Trade and other receivables   309 219
2,515 2,767 Derivatives   490 377
59 5 Current portion of other non-current assets   1 9
3,367 1,758 Cash and cash equivalents   312 505
9,405 8,640 1,531 1,410
32,386 46,228 Total assets 8,190 4,857
Equity and liabilities
10,852 18,228 Shareholders’ equity 3,229 1,628
354 327 Minority interests 58 53
11,206 18,555 3,287 1,681
Non-current liabilities
5,383 7,262 Borrowings   1,286 807
1,832 2,265 Provisions   402 275
2,194 2,716 Derivatives   481 329
3,986 7,605 Deferred taxation   1,347 598
13,395 19,848 3,516 2,009
Current liabilities
2,339 2,650 Trade and other payables   470 350
2,340 1,800 Current portion of borrowings   319 351
2,942 3,007 Derivatives   533 441
164 368 Taxation 65 25
7,785 7,825 1,387 1,167
21,180 27,673 Total liabilities 4,903 3,176
32,386 46,228 Total equity and liabilities 8,190 4,857
2003
2004
Figures in million
2004
2003
SA Rands US Dollars
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

ANGLOGOLD ASHANTI ABRIDGED ANNUAL REPORT 2004
Group cash flow statement
Cash flows from operating activities
15,712 15,928 Receipts from customers 2,480 2,075
(11,185) (12,423) Payments to suppliers and employees (1,895) (1,483)
4,527 3,505 Cash generated from operations   585 592
245 236 Interest received 37 33
(232) (148) Environmental contributions and expenditure (24) (31)
9 – Dividends received from associates   – 1
(291) (465) Finance costs (72) (40)
681 – Recoupments tax received: Free State assets – 91
(681) – Recoupments tax paid: Free State assets – (91)
(780) (218) Taxation paid (34) (102)
3,478 2,910 Net cash inflow from operating activities 492 453
Cash flows from investing activities
Capital expenditure
(1,622) (1,645) – to expand operations (256) (215)
(1,122) (2,119) – to maintain operations (329) (148)
38 69 Proceeds from disposal of tangible assets 10 6
(8) (127) Other investments acquired (20) (1)
423 – Proceeds from disposal of investments – 56
66 (1,139) (Acquisition) disposal of subsidiaries net of cash   (171) 10
(133) (13) Loans advanced (2) (19)
29 539 Repayment of loans advanced 85 4
– (703) Utilised in hedge restructure (123) –
(2,329) (5,138) Net cash outflow from investing activities (806) (307)
Cash flows from financing activities
63 22 Proceeds from issue of share capital 3 10
(2) (1) Share issue expenses – –
2,678 7,236 Proceeds from borrowings 1,077 362
(1,241) (5,348) Repayment of borrowings (818) (165)
(2,476) (1,322) Dividends paid (198) (314)
– 228 Proceeds from hedge restructure 40 –
(978) 815 Net cash inflow (outflow) from financing activities 104 (107)
171 (1,413) Net (decrease) increase in cash and cash equivalents (210) 39
(348) (196) Translation 17 53
3,544 3,367 Cash and cash equivalents at beginning of year 505 413
3,367 1,758 Net cash and cash equivalents at end of year   312 505
2003
2004
Figures in million
2004
2003
SA Rands US Dollars
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

for the year ended 31 December 2004
Group statement of changes in equity
Balance at 31 December 2002 7 1,113 16 43 (185) 449 1,443 40 1,483
Profit after taxation 312            312              18 330
Dividends (296)          (296)            (18) (314)
Ordinary shares issued 10 10 10
Net loss on cash flow hedges
removed from equity and reported
in income 47                               47 1 48
Net loss on cash flow hedges (142) (142) (2) (144)
Deferred taxation on cash flow
hedges 7                                 7                               7
Net gain on available-for-sale
financial assets 15                               15                              15
Net gain on available-for-sale
financial assets removed from
equity and reported in income (22) (22) (22)
At acquisition of subsidiaries 15 15
Translation 1           319 5           (156)            (27)          112            254              (1) 253
Balance at 31 December 2003 8        1,442 – 21           (113)           (307)          577         1,628 53         1,681
Profit after taxation 81 81 19 100
Dividends (179) (179) (19) (198)
Ordinary shares issued 2 1,367 1,369 1,369
Issue of convertible bonds 82 82 82
Net loss on cash flow hedges
removed from equity and reported
in income 134 134 134
Net loss on cash flow hedges 48 48 48
Deferred taxation on cash flow
hedges (43) (43) (43)
Net gain on available-for-sale
financial assets 2 2 2
At acquisition of subsidiaries 3 3
Translation                                            2 543 3 (514) (18) 91 107 2 109
Balance at 31 December 2004 12 3,352 82 24 (627) (184) 570 3,229 58 3,287
Attributable to equity holders of the group
Equity
Non-
Foreign
Other
Ordinary
Ordinary
portion of
distri-
currency
compre-
Share-
share
share
converti-
butable
trans-
hensive
Retained
holders’
Minority
Figures in million
capital
premium
ble bond
reserves
(1)
lation
income
(2)
earnings
equity
interests
Equity
US Dollars
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

ANGLOGOLD ASHANTI ABRIDGED ANNUAL REPORT 2004
Balance at 31 December 2002 56 9,551 – 138 360 (1,583) 3,853 12,375 347 12,722
Profit after taxation 2,331         2,331            135 2,466
Dividends (2,336)      (2,336)          (140) (2,476)
Ordinary shares issued 61 61 61
Net loss on cash flow hedges
removed from equity and reported
in income
375                             375 5 380
Net loss on cash flow hedges (956) (956) (18) (974)
Deferred taxation on cash flow
hedges
(38)                             (38)                            (38)
Net gain on available-for-sale
financial assets
114                             114                             114
Net gain on available-for-sale
financial assets removed from
equity and reported in income
(174) (174) (174)
Net gain on repayment of net
investment
3                                                 3 3
At acquisition of subsidiaries 103 103
Translation                                                                                                           (1,118) 215 (903) (78) (981)
Balance at 31 December 2003 56 9,612 –           138             (755) (2,047) 3,848 10,852            354 11,206
Profit after taxation 567 567 124 691
Dividends (1,197) (1,197) (125) (1,322)
Ordinary shares issued 10 9,309 9,319 9,319
Issue of convertible bonds 542 542 542
Net loss on cash flow hedges
removed from equity and
reported in income
864 864 3 867
Net gain (loss) on cash flow hedges 239 239 (3) 236
Deferred taxation on cash flow
hedges
(291) (291) (291)
Net gain on available-for-sale
financial assets
12 12 12
At acquisition of subsidiaries 18 18
Translation                                                                           (78) (2,784) 183 (2,679) (44) (2,723)
Balance at 31 December 2004 66 18,921 464 138 (3,539) (1,040) 3,218 18,228 327 18,555
(1)
Non-distributable reserves comprise a surplus on disposal of company shares of $24m, R138m.
(2)
Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings.
Attributable to equity holders of the group
Equity
Non-
Foreign
Other
Ordinary
Ordinary portion of
distri-
currency
compre-
Share-
share
share converti-
butable
trans-
hensive
Retained
holders’
Minority
Figures in million
capital
premium ble bond
reserves
(1)
lation
income
(2)
earnings
equity
interests
Equity
SA Rands

US GAAP condensed consolidated financial statements
Condensed consolidated financial statements prepared in
accordance with US GAAP
AngloGold Ashanti provides as part of this Annual Report 2004, to all shareholders, condensed consolidated financial statements derived from and presented in the manner detailed below.
Basis of presentation
The condensed consolidated financial statements have been derived from the group’s consolidated financial statements as prepared in accordance with accounting principles generally accepted in the United States (US GAAP). US GAAP differs in certain material respects from International Financial Reporting Standards (IFRS). The condensed consolidated financial statements do not include notes in support of the financial information presented therein. The group’s audited consolidated financial statements prepared in accordance with US GAAP from which the condensed consolidated financial statements have been derived, contain detailed notes prepared in accordance with US GAAP. The audited consolidated financial statements prepared in accordance with US GAAP, together with related notes, are included under Item 18 in AngloGold Ashanti’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on 14 July 2005. The AngloGold Ashanti annual report on Form 20-F for the year ended 31 December 2004 as filed with the United States Securities and Exchange Commission on 14 July 2005 is available free of charge on EDGAR at www.sec.gov.
The company has restated previously issued financial statements for the two fiscal years ended 31 December 2002 and 31 December 2003 to correct the company’s historical accounting practices for certain joint venture arrangements. Historically, interests in certain incorporated mining joint ventures in which the company has joint control were reported using the proportionate consolidation method. This accounting treatment represents a departure from US GAAP which requires the equity method of accounting for such joint venture arrangements. These joint venture arrangements consist of operating entities situated in Mali (the Sadiola, Yatela and Morila Joint Ventures) and Tanzania (the Geita Joint Venture), of which the significant financial operating policies are, by contractual arrangement, jointly controlled.
As a result, the company has restated the consolidated balance sheet as of 31 December 2003, and the consolidated statements of income and consolidated statements of cash flows for the years ended 31 December 2003 and 2002 presented herein. The restatement corrects the company’s historical accounting for interests in mining joint ventures and has no impact on net income or total stockholders’ equity as reported under US GAAP.
The condensed consolidated financial statements set forth below for each of the three years in the period ended 31 December 2004, and as at 31 December 2004 and 2003, have been derived from, and should be read in conjunction with the US GAAP financial statements included under Item 18 in AngloGold Ashanti’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission on 14 July 2005.
Stock split
Throughout the condensed consolidated financial statements presented herein, the number of AngloGold Ashanti ordinary shares and the calculation of basic and diluted earnings (loss) per share information for AngloGold Ashanti have been adjusted retroactively to reflect AngloGold’s two-for-one stock split and the issuance of a total of 278,196 AngloGold ordinary shares under AngloGold’s odd lot offer as approved at the general meeting of AngloGold’s shareholders held on 5 December 2002.

ANGLOGOLD ASHANTI ANNUAL REPORT 2004
for the year ended 31 December 2004
Condensed consolidated income statement
Derived from financial statements prepared in accordance with US GAAP
Sales and other income 2,238 1,743 1,493
Product sales 2,183 1,714 1,458
Interest, dividends and other income 55 29 35
Cost and expenses 2,274 1,403 1,137
Production costs 1,436 1,068 792
Exploration costs 44 40 28
Related party transactions 45 37 42
General and administrative 58 43 29
Royalties 27 11 9
Market development costs 15 19 17
Research and development – – 1
Depreciation, depletion and amortisation 445 247 257
Impairment of assets 3 78 –
Interest expense 67 28 22
Accretion expense 8 2 –
Employment severance costs 9 4 3
(Profit) loss on sale of assets (14) (55) 11
Non-hedge derivative loss (gains) 131 (119) (74)
(Loss) income before equity income and income tax (36) 340 356
Equity income in affiliates 23 74 80
(Loss) income before income tax provision (13) 414 436
Deferred income and mining tax benefit (expensed) 132 (147) (64)
Income before minority interest 119 267 372
Minority interest (22) (17) (16)
Income before cumulative effect of accounting change 97 250 356
Cumulative effect of accounting change – (3) –
Net income – applicable to common stockholders 97 247 356
Basic earnings per common share: (cents)
Before cumulative effect of accounting change 39 112 160
Cumulative effect of accounting change – (1) –
Net income – applicable to common stockholders 39 111 160
Diluted earnings per common share: (cents)
Before cumulative effect of accounting change 38 112 160
Cumulative effect of accounting change – (1) –
Net income – applicable to common stockholders 38 111 160
Weighted average number of common shares used in computation 251,352,552 222,836,574 221,883,567
Dividend per common share (cents) 76 133 113
These condensed financial statements should be read in conjunction with the company’s financial statements and footnotes filed on Form 20-F with the United States Securities and Exchange Commission on 14 July 2005.
Year ended 31 December
2004
2003
2002
Figures in dollar millions, except for share data (As restated) (As restated)

US GAAP condensed consolidated financial statements
Condensed consolidated balance sheet
Derived from financial statements prepared in accordance with US GAAP
Assets
Current assets 1,415 1,283
Cash and cash equivalents 299 479
Receivables 743 551
Trade 30 39
Derivatives 491 370
Value added taxes 29 19
Other 193 123
Inventories 268 154
Materials on the leach pad 105 99
Property, plant and equipment, net 5,011 2,300
Acquired properties, net 1,654 737
Goodwill 543 226
Other intangibles, net 48 –
Derivatives 187 94
Materials on the leach pad 22 7
Other long-term assets 516 696
Total assets 9,396 5,343
Liabilities and stockholders’ equity
Current liabilities 1,465 1,116
Accounts payable and accrued liabilities 479 355
Derivatives 606 408
Short-term debt 315 331
Income and mining tax payable 65 22
Long-term debt 1,371 778
Derivatives 734 274
Deferred income and mining tax 1,525 789
Provision for environmental rehabilitation 209 124
Other accrued liabilities 14 6
Provision for pension and other post-retirement medical benefits 173 136
Minority interest 59 52
Commitments and contingencies
Stockholders’ equity
3,846 2,068
Common stock
Stock issued 2004 – 264,462,894 (2003 – 223,136,342) 10 9
Additional paid in capital 4,961 3,415
Accumulated deficit (702) (616)
Accumulated other comprehensive income (423) (740)
Total liabilities and stockholders’ equity 9,396 5,343
These condensed financial statements should be read in conjunction with the company’s financial statements and footnotes filed on Form 20-F with the United States Securities and Exchange Commission on 14 July 2005.
As at 31 December
2004
2003
Figures in dollar millions (As restated)

ANGLOGOLD ASHANTI ANNUAL REPORT 2004
US GAAP condensed consolidated financial statements
for the year ended 31 December 2004
Condensed consolidated cash flow statement
Derived from financial statements prepared in accordance with US GAAP
Net cash provided by operating activities 506 411 529
Income before cumulative effect of accounting change 97 250 356
Reconciled to net cash provided by operations:
Profit on sale of assets (14) (55) –
Depreciation, depletion and amortisation 445 247 257
Deferred stripping costs (28) (32) (5)
Impairment of assets 3 78 –
Deferred income and mining tax (200) 76 (56)
Other non-cash items 222 33 (6)
Net decrease in provision for environmental
rehabilitation and pension and other post-retirement medical benefits (26) (88) (17)
Effect of changes in operating working capital items:
Receivables (18) (50) 2
Inventories (39) (78) (46)
Accounts payable and accrued liabilities 64 30 44
Net cash used in investing activities (979) (268) (66)
Cash acquired in acquisitions 56 9 8
Increase in non-current investments (20) (1) (34)
Additions to property, plant and equipment (571) (339) (246)
Proceeds on sale of mining assets 10 6 1
Proceeds on sale of investments – 56 158
Cash outflows from hedge restructuring (310) – –
Cash effects of acquisitions or disposals (227) 1 35
– Proceeds (227) 1 59
– Contractual obligations – – (24)
Loans receivable advanced (2) (4) (5)
Loans receivable repaid 85 4 17
Net cash generated (used) in financing activities 276 (79) (333)
Net repayments of short-term debt (521) (26) (593)
Issuance of stock 3 10 18
Net proceeds of long-term debt 789 251 502
Cash inflows from hedge restructuring 203 – –
Dividends paid (198) (314) (260)
Net (decrease) increase in cash and cash equivalents (197) 64 130
Effect of exchange rate changes on cash 17 53 75
Cash and cash equivalents – 1 January 479 362 157
Cash and cash equivalents – 31 December 299 479 362
These condensed financial statements should be read in conjunction with the company’s financial statements and footnotes filed on Form 20-F with the United States Securities and Exchange Commission on 14 July 2005.
Year ended 31 December
2004
2003
2002
Figures in dollar millions (As restated) (As restated)

US GAAP condensed consolidated financial statements
Condensed reconciliation between IFRS and US GAAP
Results for the year ended and as at 31 December 2004
AngloGold Ashanti provides, supplemental to the condensed consolidated financial statements, a reconciliation from its IFRS to
US GAAP results. This reconciliation is provided for illustrative purposes only, as AngloGold Ashanti prepares consolidated financial statements prepared in accordance with US GAAP, together with related notes, which are included under Item 18 in AngloGold Ashanti’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on 14 July 2005.
Year ended 31 December
Notes
2004
2003
2002
Figures in dollar millions (As restated) (As restated)
Income statement information
Net profit attributable to equity shareholders as per IFRS 81 312 332
Adjusted for:
Amortisation of acquired properties (ore reserves)
and mining assets I (100) (67) (73)
IFRS exceptional loss reversed II – – 13
Impairment of assets I (2) (34) –
Actuarial surplus (shortfall) on pension and other post-retirement medical expenses III – 57 –
Goodwill adjustments I 25 18 17
Normandy transaction costs IV – – (11)
Stock compensation expense V 4 (4) –
Convertible bond adjustments VI 13 – –
Equity accounted joint ventures VII (24) (13) (5)
Other VIII 11 (15) (17)
Sub-total 8 254 256
Adjustments made to taxation charge IX 92 (5) 101
Adjusted profit after taxation 100 249 357
Cumulative effect of accounting changes X – (3) –
Minority adjustments (3) 1 (1)
Net income applicable to common stockholders as per US GAAP 97 247 356
As at 31 December
Notes
2004
2003
Figures in dollar millions (As restated)
Balance sheet information
Net assets as per IFRS 3,229 1,628
Adjusted for:
Acquired properties (ore reserves) I 1,654 737
Mining assets I (683) (102)
Intangibles I 196 (14)
Convertible bond adjustments VI (68) –
Deferred taxation IX (231) (258)
Derivatives I (325) –
Pension and other post-retirement medical benefits III (2) (1)
Equity accounted joint ventures VII 107 63
Other VIII (31) 15
Stockholders’ equity as per US GAAP 3,846 2,068
Supplemental information to the condensed consolidated financial statements.

ANGLOGOLD ASHANTI ANNUAL REPORT 2004
US GAAP condensed consolidated financial statements
Condensed reconciliation between IFRS and US GAAP
Results for the year ended and as at 31 December 2004
Differences in accounting treatment between IFRS and US GAAP which have a significant effect on AngloGold Ashanti are noted below:
I Business combinations (including acquired properties and goodwill)
Under IFRS at the formation of AngloGold on 29 June 1998, the acquisition of the participating companies and the interests in the share interest companies were accounted for using the pooling of interest method. Under US GAAP the original formation of AngloGold did not qualify as a “pooling of interest” and therefore the formation transaction was accounted for as a business combination. Subsequent acquisitions have been accounted for as business combinations under both IFRS and US GAAP.
Both IFRS and US GAAP require the purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition.
Under IFRS any excess of the purchase price over the fair value of the attributable mineral reserves and net assets is recognised as goodwill. Goodwill which represents resources is amortised on a systematic basis which recognises the depletion of resources over the lesser of the LOM or 20 years.
Under US GAAP, the purchase consideration is allocated to the net assets acquired according to the assets and liabilities respective fair value, including acquired properties which is amortised over the LOM. Where the purchase price cannot be attributed to the assets acquired, it is allocated to goodwill and amortised on a straight line basis over the lesser of the LOM or 20 years until 31 December 2001. In accordance with the provisions of SFAS 142, goodwill is no longer amortised but reviewed annually for impairment effective from 1 January 2002.
In cases where traded equity securities are exchanged as consideration, IFRS requires the fair value of the consideration to be determined based on market value at the date of the exchange transaction. The date of acquisition is considered to be when effective control over the acquired assets and liabilities is obtained.
US GAAP requires that the fair value of such transactions be determined by the average trading price of a few days before and after the date at which the terms and conditions of the transaction are agreed to and announced.
II IFRS exceptional loss reversed
Represents the reversal of the loss on disposal of the Free State assets recorded in IFRS in 2002. Under US GAAP, the value of the Free State assets were written down in 2001 to the net selling price per the sale agreement.
III Pension and other post-retirement medical benefits
Under IFRS, pension and other post-retirement medical benefits are accounted for in accordance with the provisions of IAS 19. Under US GAAP these benefits are accounted for in accordance with the provisions of SFAS 87 and SFAS 106.
Under IFRS, only the contractual liability for post-retirement is accounted for. Under US GAAP, both the contractual and the liability in excess of contributions made by plan members are accounted for. The adjustment to post-retirement medical benefits refers to the actuarial valuation as calculated by independent actuaries.
IV Normandy transaction costs
Under IFRS, the transaction costs relating to the Normandy bid were charged to share premium. Under US GAAP, these expenses are expensed as an aborted business combination.
V Stock compensation expense
Under US GAAP performance-related options are accounted for as variable compensation awards in accordance with Accounting Principles Board
Opinion No. 25 (APB No. 25). A compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price.
VI Convertible bonds
Under IFRS, convertible bonds are initially recognised as compound financial instruments, with a portion classified as equity and the rest as a liability.
Under US GAAP, the entire instrument is recorded as a liability and the amortisation of the discount is limited to the amortisation of issue costs.
VII Equity accounted joint ventures
Under IFRS, proportionate consolidation is applied with respect to incorporated joint ventures for management reporting purposes. Under US GAAP, incorporated joint ventures are equity accounted.
VIII Other
Other consists of other differences between IFRS and US GAAP that are considered too insignificant to be quantified individually.
IX Income taxes
Reflects the tax impact of the differences between IFRS and US GAAP.
X Cumulative effect of accounting changes
Asset retirement obligations
The $3m (net of provision for deferred taxation) cumulative effect of change in accounting policy represents the transitional adjustment resulting from the adoption of SFAS 143 on 1 January 2003. Under IFRS, accounting for provisions and contingencies is dealt with in IAS 37.
Supplemental information to the condensed consolidated financial statements.

Shareholders’ diary
Shareholders’ diary
Financial year-end 31 December 2004
Annual financial statements posting on or about 30 March 2005
Annual general meeting 11:00 SA time 29 April 2005
Quarterly reports Released on or about
– Quarter ended 31 March 2005 29 April 2005
– Quarter ended 30 June 2005 29 July 2005
– Quarter ended 30 September 2005 27 October 2005
– Quarter ended 31 December 2005 31 January 2006
Dividends
Last date
to trade
Date
ordinary
Payment
Payment
Payment
Dividend
shares
date to
date to
date to
Dividend number
declared
cum dividend
shareholders
ADS holders
GhDS holders
Final – number 97 26 January 2005 11 February 2005 25 February 2005 7 March 2005 28 February 2005
Interim – number 98 28 July 2005* 12 August 2005* 26 August 2005* 5 September 2005* 29 August 2005*
Final – number 99 30 January 2006*    17 February 2006* 3 March 2006* 13 March 2006* 6 March 2006*
* Approximate dates.
Currency conversion guide
at 31 December
One rand was equal to:
2004
2003
Australian dollar 0.23 0.20
Euro 0.13 0.12
Japanese yen 18.10 16.08
Swiss franc 0.20 0.19
British pound 0.09 0.08
US dollar 0.18 0.15

AngloGold Ashanti Limited
(formerly: AngloGold Limited)
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:
JSE: ANG
LSE: AGD
NYSE: AU
ASX: AGG
GSE (shares): AGA
GSE (GhDS): AADS
Euronext Paris VA
Euronext Brussels: ANG
JSE Sponsor: UBS
Auditors: Ernst & Young
Registered and Corporate
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Directors
Executive
RM Godsell (Chief Executive Officer)
JG Best
DL Hodgson
Dr SE Johah
†
KBE
KH Williams
Non-Executive
RP Edey* (Chairman)
Dr TJ Motlatsi (Deputy Chairman)
FB Arisman
#
Mrs E le R Bradley
CB Brayshaw
AW Lea (Alternate: PG Whitcutt)
WA Nairn (Alternate: AH Calver*)
SR Thompson*
AJ Trahar
PL Zim (Alternate: DD Barber)
*British
#
American
†
Ghanaian
Officers
Managing Secretary: Ms YZ Simelane
Company Secretary: CR Bull
Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail: slenahan@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: mclements@AngloGoldAshanti.com
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA
and Canada)
or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@AngloGoldAshanti.com
Australia
Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail: amaxey@AngloGoldAshanti.com.au
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Share Registrars
South Africa
Computershare Investor Services 2004 (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited*
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Telephone: +233 21 238492-3
Fax: +233 21 229975
*GhDS registrars
ADR Depositary
The Bank of New York (“BoNY”)
Investor Services, PO Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for AngloGold
Ashanti.
Telephone: +1-888-BNY-ADRS
Produced by: Russell & Associates
The Annual Report 2004 is available in printed or CD format from the contacts whose details appear above or on the Internet at the above website address. In addition, AngloGold Ashanti has produced the Form 20-F (a report required by the Securities and Exchange Commission in the United
States), copies of which are available on or about 30 March 2005, free of charge on EDGAR at www.sec.gov, or from the contacts detailed herein.
Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, is obtainable from the above sources as well as in PDF format on the AngloGold Ashanti website. Plans of the South Africa region underground workings are also available on request.
ANGLOGOLD ASHANTI ABRIDGED REPORT 2004
Administrative information

04
Abridged
Annual
Report
w w w. a n g l o g o l d a s h a n t i . c o m

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 15, 2005
AngloGold Ashanti Limited
By: /s/ CR Bull
CR Bull
Company Secretary